UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of May 2010

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on May 13, 2010: Jacada Reports First Quarter 2010 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	May 13, 2010

Jacada Reports First Quarter 2010 Results

ATLANTA--(BUSINESS WIRE)--May 13, 2010--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer experience management and process optimization solutions, today reported financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights

  First quarter revenues were $5.0 million, which represents a 10% increase over first quarter 2009 revenues.
  Signed a material deal with a large, new customer with opportunity for significant additional revenue potential.
  Launched two new customer service center products: Jacada® Advisor, which overlays complex third-party applications, such as CRM, and simplifies the agent experience by driving next best action, optimizing workflow and scripting interactions, and Jacada® Insight, a new multi-channel analytics capability that allows organizations to gain a deeper understanding of how they interact with customers across various channels.
  Launched new versions of Jacada® WorkSpace (5.2) and Jacada® Fusion (5.5).

“We made progress in most areas of our business during the first quarter of 2010,” said Tom Clear, chief executive officer for Jacada. “The compelling value proposition of our product suite resulted in a win with a significant new customer in the telecommunications space in the quarter and our improving product delivery led to the completion of several successful implementations. Our investment into product strategy and R&D has resulted in the successful launch of two exciting new products, which expand our market opportunities and allow us to help companies drive revenue through improved customer experience across multiple channels. We continue to push hard to accelerate the pace of our new business wins, and to take advantage of firming market conditions and our ability to execute. We are seeing an increase in demand for our solutions and we’re excited about the opportunity we see to increase our bookings and overall financial performance throughout the balance of 2010.”

Financial Results

For the first quarter of 2010, total revenues were $5.0 million compared to $4.5 million in the first quarter of 2009, representing an increase of 10%. Software revenues for the 2010 first quarter were $581K compared to $577K during the 2009 first quarter. Services revenues were $3.9 million in the 2010 first quarter and $3.3 million in the 2009 first quarter. Maintenance revenues were $530K and $647K in the 2010 and 2009 first quarters, respectively.

Gross margins were 37% and 31% of total revenues during the 2010 and 2009 first quarters, respectively. The improvement in our gross margin was driven primarily by increased services revenues during the 2010 first quarter and from efforts aimed at delivering services more efficiently.

Total operating expenses for the 2010 first quarter were $3.7 million compared to $3.4 million during the 2009 first quarter. The 2009 expenses included approximately $0.3 million in reversals of prior year general and administrative accruals. When compared on a normalized basis, without the benefit of the 2009 accrual reversals, 2010 operating expenses have remained relatively flat in relation to the 2009 first quarter.

In the 2010 first quarter, we generated a loss from operations of $(1.9 million) in relation to a loss of $(2.0 million) in the 2009 first quarter. Financial income in 2010 was $21K reflecting reduced interest rates and cash and investment balances in relation to 2009 when we reported $531K in financial income, which included $353K in a one-time gain resulting from the sale of our investment in auction rate securities.

The 2010 first quarter net loss was $(1.8 million) or ($0.11) per share compared to a $(1.4 million) or ($0.09) per share in the first quarter of 2009. The higher net loss was primarily due to financial income, being lower as described above.

At the end of the 2010 first quarter, cash and investments were $20.2 million, compared to $23.8 million at the end of the 2009 fourth quarter. The reduction in cash during the 2010 first quarter of approximately $3.6 million resulted primarily from the net loss of $(1.8 million) and to an increase in trade receivables of $2.0 million. The increase in trade receivables resulted from delayed collections from two significant customers, which we collected subsequent to the end of the quarter, in April 2010.

Conference Call Details

Management will hold a conference call to discuss the first quarter 2010 financial results at 10:30 a.m. ET on May 13, 2010. To participate in the teleconference, please call toll-free 888-713-4209 or 617-213-4863 for international callers, and provide passcode 15570405 approximately 10 minutes prior to the start time.

Interested parties may pre-register for the teleconference via this URL: https://www.theconferencingservice.com/prereg/key.process?key=PXUFYQBM3. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com.

A replay of the teleconference will be available for three days beginning at 12:30 p.m. ET on May 13, 2010. To access the replay, dial toll-free 888-286-8010, or for international callers 617-801-6888, and provide passcode 40114727.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer interactions. Jacada unified desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2010	2009
	Unaudited
Revenues:
Software licenses	$581	$577
Services	3,858	3,307
Maintenance	530	647

Total revenues	4,969	4,531

Cost of revenues:
Software licenses	66	114
Services	2,860	2,844
Maintenance	184	176

Total cost of revenues	3,110	3,134

Gross profit	1,859	1,397

Operating expenses:
Research and development	896	944
Sales and marketing	1,532	1,606
General and administrative	1,284	812

Total operating expenses	3,712	3,362

Operating loss	(1,853)	(1,965)
Financial income, net	21	531

Loss before taxes	(1,832)	(1,434)
Taxes	-	(12)

Net loss	$(1,832)	$(1,446)

Basic and diluted net loss per share	$(0.11)	$(0.09)

Weighted average number of shares used in computing basic and diluted net loss per share	16,624,523	16,554,286

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2010	2009
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$7,894	$12,624
Marketable securities *)	-	6,210
Trade receivables	6,975	4,949
Restricted cash *)	573	557
Other current assets	1,895	1,834

Total current assets	17,337	26,174

LONG-TERM INVESTMENTS:
Marketable securities *)	11,735	4,456
Severance pay fund	271	286

Total long-term investments	12,006	4,742

PROPERTY AND EQUIPMENT, NET	1,014	994

GOODWILL	3,096	3,096

Total assets	$33,453	$35,006

*) Total Cash and Investments including restricted cash	$20,202	$23,847

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,927	$1,675
Deferred revenues	890	634
Accrued expenses and other liabilities	1,756	1,917

Total current liabilities	4,573	4,226

LONG-TERM LIABILITIES:
Accrued severance pay	507	505
Other long-term liabilities	103	123

Total long-term liabilities	610	628

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,669	75,422
Treasury shares at cost	(17,863)	(17,863)
Accumulated other comprehensive profit (loss)	(19)	278
Accumulated deficit	(29,577)	(27,745)

Total shareholders' equity	28,270	30,152

Total liabilities and shareholders' equity	$33,453	$35,006

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2010	2009
	Unaudited
Cash flows from operating activities:

Net loss	$(1,832)	$(1,446)
Less: net income from discontinued operation	-	-

Net loss from continuing operations	(1,832)	(1,446)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	124	173
Stock-based compensation related to options granted to employees, non-employees and directors	172	144
Accrued interest and amortization of premium on marketable securities	107	139
Gain from sales of marketable securities	(9)	(353)
Accrued severance pay, net	17	(102)
Decrease (increase) in trade receivables, net	(2,026)	1,288
Decrease (increase) in other current assets	(35)	711
Increase (decrease) in trade payables	252	(239)
Increase in deferred revenues	298	229
Decrease in accrued expenses and other liabilities	(161)	(731)
Decrease in other long-term liabilities	(20)	(3)
Other	47	-

Net cash used in operating activities from continuing operations	(3,066)	(190)

Net cash used in operating activities from discontinued operations	-	(62)

Net cash used in operating activities	(3,066)	(252)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(10,992)	(4,896)
Proceeds from sale and redemption of available-for-sale marketable securities	9,727	11,377
Increase in restricted cash held by trustee	(16)	(11)
Purchase of property and equipment	(195)	(157)

Net cash provided by (used in) investing activities	(1,476)	6,313

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2010	2009
	Unaudited

Cash flows from financing activities:

Proceeds from exercise of stock options	75	54

Net cash provided by financing activities	75	54

Effect of exchange rate changes on cash	(263)	(88)

Increase (decrease) in cash and cash equivalents	(4,730)	6,027
Cash and cash equivalents at the beginning of the period	12,624	11,059

Cash and cash equivalents at the end of the period	$7,894	$17,086

CONTACT:
Jacada
Bob Aldworth, 770-776-2267
Chief Financial Officer
BAldworth@jacada.com
or
Hayden IR
Peter Seltzberg, 646-415-8972
peter@haydenir.com